PROTEIN POLYMER TECHNOLOGIES, INC.
                           10655 Sorrento Valley Road
                           San Diego, California 92121


December 3, 2003

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549

Re:     Protein Polymer Technologies, Inc.  - Form AW
        Request for Withdrawal of Amendment to Registration Statement File No. 33-84766
        -------------------------------------------------------------

Ladies and Gentlemen:


Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Post-Effective Amendment to Registration Statements on Form S-2 filed and accepted on November 26, 2003 (Accession No.:
0001116679-03-002553) (the "Post-Effective Amendment") be withdrawn. The Post-Effective Amendment was inadvertently submitted with the wrong file number. The Post-Effective Amendment should have been filed as the Post-Effective Amendment to Registration Statements on Form S-2 File No. 333-108923. We intend to file a Post-Effective Amendment with the corrected file number as soon as possible.

Thank you for your prompt attention to this matter. If you have any questions, please call the undersigned at (858) 558-6064.

                                        Very truly yours,

                                        /s/ J. Thomas Parmeter
                                        -------------------------------------
                                        J. Thomas Parmeter
                                        President and Chief Executive Officer